Submitted via EDGAR on March 16, 2006

November 8, 2005

VIA FACSIMILE Melissa Hauber Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Embratel Participações S.A. Empresa Brasileira de Telecomunicações S.A. – Embratel Form 20-F for Fiscal Year Ended December 31, 2004 Filed June 30, 2005 File Nos. 1-14499 and 333-116323-01

Dear Ms. Hauber:

This letter is in response to your request, in a conversation on November 1, 2005, for further information about how Embratel Participações S.A. (the “Company”) calculated earnings per share in its consolidated financial statements.

Earnings per share under U.S. GAAP were presented in note 34.r of the Company’s financial statements in its annual report on Form 20-F for the year ended December 31, 2004 (the “2004 Financial Statements”). The following table sets forth the calculation:

	Year ended December 31,
	2004		2003		2002
	(in thousands of reais, except per share data)
	Common	Preferred	Common	Preferred	Common	Preferred
Basic and diluted numerator:
Allocated net income (loss) available for common and preferred shareholders	(138,040)	(231,215)	142,795	239,288	(253,334)	(424,526)
Basic and diluted denominator:
Weighted average shares outstanding	124,369,031	208,317,101	124,369,031	208,410,612	124,369,031	208,411,830
Basic and diluted earnings per share	(1.11)	(1.11)	1.15	1.15	(2.04)	(2.04)

Earnings per share under U.S. GAAP if the Company had adopted EITF 03-6 were presented in note 35.d of the 2004 Financial Statements. In accordance with the Company’s by-laws, its preferred shareholders are not contractually obligated to absorb losses and have a liquidation preference up to the limit of preferred share capital. Consequently, application of EITF No. 03-6, Issue 4, would require losses to be allocated entirely to common shareholders.

Ms. Hauber, p. 2

The following table sets forth the calculation of the earnings per share figures presented in note 35.d of the 2004 Financial Statements:

	Year ended December 31,
	2004		2003		2002
	(in thousands of reais, except per share data)
	Common	Preferred	Common	Preferred	Common	Preferred
Basic and diluted numerator:
Allocated net income (loss) available for common and preferred shareholders	(138,040)	(231,215)	142,795	239,288	(253,334)	(424,526)
Allocation of losses under EITF 03-06	(231,215)	231,215	-	-	(424,526)	424,526
Total basic and diluted numerator	(369,255)	-	142,795	239,288	(677,860)	-
Basic and diluted denominator:
Weighted average shares outstanding	124,369,031	208,317,101	124,369,031	208,410,612	124,369,031	208,411,830
Basic and diluted earnings per share	(2.97)	-	1.15	1.15	(5.45)	-

*                                     *                                     *

If you have any questions or require any additional information with respect to the above, please contact Nicolas Grabar or Amy Shapiro at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

/s/ Isaac Berensztejn

Isaac Berensztejn

Chief Financial Officer

cc:

Larry Spirgel

Carlos Pacho

Securities and Exchange Commission

Nicolas Grabar

Amy R. Shapiro

Cleary Gottlieb Steen & Hamilton LLP

Pedro Lucio Siqueira Farah

Fernando A. S. de Magalhães

Ernst & Young (Rio de Janeiro/São Paulo)